CAPCO AMERICA SECURITIZATION CORPORATION
                COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES
                                 SERIES 1998-D7


Supplement, dated June 11, 1999, to Prospectus Supplement dated September 25, 1998.

PASS-THROUGH RATES

Notwithstanding anything to the contrary set forth in the Prospectus Supplement, the Pass-Through Rates for the Class A-3 and Class A-4 Certificates shall be as follows:

The Pass-Through Rate for the Class A-3 Certificates for any Distribution Date will be equal to the lesser of (i) 6.7400% and (ii) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date.

The Pass-Through Rate for the Class A-4 Certificates for any Distribution Date will be equal to the lesser of (i) 7.2300% and (ii) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date.

In the event of the prepayment of Mortgage Loans having relatively high interest rates, the Weighted Average Net Mortgage Pass-Through Rate could be lower than 7.2300% or 6.7400%.

CONSIDERATIONS RELATING TO YEAR 2K

GENERAL. The Depositor is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex; virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. However, neither the Depositor nor any affiliate of the Depositor has made any independent investigation of the computer systems of the Servicer or the Trustee. In the event that computer problems arise out of a failure of such efforts to be completed on time, or in the event that the computer systems of the Servicer or the Trustee are not fully year 2000 compliant, the resulting disruptions in the collection or accounting of receipts on the Mortgage Loans could adversely affect distributions on the Certificates.

THE DEPOSITORY TRUST COMPANY. DTC has informed members of the financial community that is has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately on and after January 1, 2000. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate timeframes.

However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, its participating organizations (through which Certificateholders will hold their Offered Certificates), as well as the computer systems of third-party service providers. DTC has informed the financial community that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being year 2000 compliant and (ii) determine the extent of their efforts with respect to remediation of year 2000 problems with (and, as appropriate, testing of) their services. In addition, DTC has stated that it is in the process of developing such contingency plans as it deems appropriate. If problems associated with the year 2000 issue were to occur with respect to DTC and the services described above, distributions to Certificateholders could be delayed or otherwise adversely affected.

RECENT DEVELOPMENTS

      On April 23, 1999, The Nomura Securities Co., Ltd. ("NSC"), the ultimate parent of CCA, NACC (CCA's parent) and NHA (NACC's parent), reported that its consolidated after-tax losses for the year ending March 31, 1999 was $3,900,000,000 and NHA reported it had incurred a pre-tax loss of $1,851,814,000 for the same period. Approximately $782,000,000 of that loss was attributable to mark-to-market losses in the value of CCA's assets. Since September 25, 1998, NSC has made equity and subordinated debt investments in NHA in an aggregate amount of approximately $3 billion. Of that amount, approximately $600 million was invested in CCA as equity capital.

      Market uncertainty and volatility have had, and may continue to have, further significant adverse impact on the financial condition of CCA and therefore NHA. There can be no assurance that either CCA or NHA will not experience further losses. In addition, in the event further losses occur, NSC has not committed to make additional capital contributions to NHA and NHA has not committed to make additional capital contributions to CCA. In March of 1999, Moody's revised its long-term ratings of NSC from "A3" to "Baa1" and S&P revised its long-term and short-term ratings of NSC from "A-" and "A2" to "BBB" and "A3". Moody's currently has a negative credit outlook with respect to NSC. A negative credit outlook means that a rating may be lowered. There can be no assurance that the ratings of NSC by Moody's and S&P will not be further lowered.

      On December 11, 1998, CCA announced that it will not undertake any new loan commitments. CCA also closed its regional offices and has consolidated and centralized its activities in New York. As a result of its termination of loan origination activities, a significant number of employees primarily related to these activities have been terminated. These employees represent a substantial majority of CCA's staff.

      The Capital Company of America Client Services LLC has sold its rights to service the Mortgage Loans under the Pooling and Servicing Agreement to AMRESCO Services, L.P. and therefore there is no longer an Operating Advisor with respect to the Preferred Equity Loans.

COLLATERAL INFORMATION

      The Mortgage Loan known as 2100 Swift Road, which has a current balance (after the April 11, 1998 payment) of $4,716,870, has appeared on the Servicer Watch List since December 1998. The Mortgaged Property was occupied by a single tenant which has experienced serious erosion in its financial condition. In a February 19, 1999 press release, the tenant announced that it filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The loan remains current, and the borrower has negotiated a new lease with a replacement tenant and has submitted the lease to the Servicer for approval.

      The Servicer has received a request from the Borrower under the Mortgage Loan known as Prime Retail III to substitute a new property for the Mortgaged Property known as Kittery Outlet Village.

      Beckman Coulter, Inc., the credit tenant under the Beckman-Miami and Beckman-Brea credit lease loans has been placed on negative credit watch by Moody's.

      The long-term unsecured debt rating of First Union National Bank, the guarantor of the Money Store credit lease loan, has been changed from A+/AA-/Aa3/NA to A/A+/A1/A+ by Standard & Poor's, Fitch, Moody's and Duff & Phelps, respectively.

EXHIBIT E

      Exhibit E to the Prospectus Supplement sets forth the Weighted Average Net Mortgage Rate (WAC) calculated for the Mortgage Pool for each Distribution Date based on certain assumptions. Each WAC shown on Exhibit E is 0.005% less than the actual WAC calculated for each Distribution Date.

BASE PROSPECTUS

      The Legal Investment section, on pages 84-86 is amended as follows:

      Replace the last sentence of the second paragraph with the following:

      Section 347 also provides that the enactment by a state of any such legislative restrictions shall not affect the validity of any contractual commitment to purchase, hold or invest in securities qualifying as "mortgage related securities" solely by reason of Section 347 that was made, and shall not require the sale of disposition of any securities acquired, prior to the enactment of such state legislation. Accordingly, the investors affected by any such legislation, when and if enacted, will be authorized to invest in Certificates qualifying as "mortgage related securities" only to the extent provided in such legislation.

      Add the following sentence to the end of the third paragraph:

      The Office of Thrift Supervision (the "OTS") has issued Thrift Bulletin 13a (December 1, 1998), "Management of Interest Rate Risk, Investment Securities, and Derivatives Activities," which thrift institutions subject to the jurisdiction of the OTS should consider before investing in any of the Certificates.

      Delete the last sentence of the fourth paragraph.